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QUALIFIED PERSON CONSENT

To: British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador Securities Commission
Yukon Territory Securities Commission
Northwest Territories Securities Commission
Nunavut Securities Commission
Toronto Stock Exchange

Dear Sirs / Mesdames:

Re: Primero Mining Corp. (the "Company") - Acquisition of all of the issued and outstanding common shares of Brigus Gold Corp.

I refer to the management information circular of the Company with respect to a proposed arrangement involving the Company, Brigus Gold Corp. and Fortune Bay Corp. (formerly 8724385 Canada Limited) dated January 27th, 2014 and filed by the Company (the "**Circular**"), prepared in connection with a special meeting of the shareholders and option holders of the Company.

I, Carl Pelletier, BSc, PGeo, have prepared the technical report titled "Technical Report and Mineral Resource Estimate for the Grey Fox Project" dated effective June 21, 2013 (the "**Technical Report**").

I hereby consent to the use of my name and reference to the Technical Report in the Circular, and to the inclusion or extracts from, a summary of, and/or the incorporation by reference of, the Technical Report in the Circular.

I confirm that I have read the Circular filed by the Company and all information specifically incorporated by reference therein, and that I have no reason to believe that there are any misrepresentations contained therein that are derived from the Technical Report, nor are there any misrepresentations within my knowledge as a result of the services I have performed, or for which I am responsible, in connection with the Technical Report.

This letter is solely for the information of the securities regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Circular, or in any other similar document, and is not to be relied upon by any person or for any other purpose.

Dated: January 27th 2014

PROFESSIONAL GEOSCIENTIST
CARL PELLETIER
PRACTISING MEMBER
1713
ONTARIO

Carl Pelletier, BSc, PGeo